Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

18 December 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No: 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

LINK
MARKET SERVICES

Link Market Services Limited
ABN 54 083 214 537
AFS Licence No. 230895

Level 9
333 Collins Street
Melbourne VIC 3000
Australia

15 December 2006

Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Change of Share Register Address Notification

Please be advised that effective start of business Monday, 18 December 2006, the Melbourne street address of our share register – Link Market Services Limited (Link) – will change as follows:

To

Level 9
333 Collins Street
MELBOURNE VIC 3000

From

Level 4
333 Collins Street
MELBOURNE VIC 3000

The associated postal address, telephone and facsimile numbers, as well as internet details remain unchanged.

Lodgement of documentation by member organizations, securityholders, and other interested parties must be made at the new address from Monday 18 December 2006.

I have attached a list of our Melbourne clients and their ASX Codes.

Should you have any questions regarding the change of address, please direct them to Leigh Bull, Executive Head of Victoria of Link on 03 9615 9822.

Yours sincerely

Leigh Bull
Executive, Head of Victoria

ASX Code	Company Name
AVV	AAV Limited
ACR	Acrux Limited
AED	AED Oil Limited
AMH	AMCIL Limited
AEZ	APN European Retail Trust
APD	APN Property Group
ARO	Astro Diamond Mines NL
AHS	Atlas Group Holdings Limited
ACD	Australian Central Credit Union Limited
AEU	Australian Education Trust
AFI	Australian Foundation Investment Company Limited
BAS	Bass Strait Oil Company Limited
BEC	Becton Property Group Limited
BTA	Biota Holdings Limited
BSL	BlueScope Steel Limited
CNP	Centro Properties Group
CER	Centro Retail Trust
CHR	Chalmers Limited
CCU	Cobar Consolidated Resources Limited
CGS	CogState Limited
CGJ	Coles Group Limited
CKL	Colorpak Limited
CMP	Compumedics Limited
CEU	ConnectEast Group
CSE	Copper Strike
CYN	CyGenics Limited
CYT	Cytopia Limited
DKS	Danks Holdings Limited
DJW	Djerriwarrh Investments Limited
EMB	Embelton Limited
FLK	Folkestone Limited
FRR	Frigrite Limited
GLE	GLG Corp Ltd
GMI	Global Mining Investments Limited
GLB	Globe International Limited
GNL	Great Gold Mines NL
HSN	Hansen Technologies Limited
HSP	Healthscope Limited
IPL	Incitec Pivot Limited
IFL	IOOF Holdings Limited
IRE	IRESS Market Technology Limited
JGL	Jackgreen Limited
JST	Just Group Limited
KGL	Kentor Gold
MTU	M2 Telecommunications
MPI	Mark Sensing Limited
MYP	Mayne Pharma Limited

MLB	Melbourne IT Limited
MSB	Mesoblast Limited
MEO	Methanol Australia Limited
MIR	Mirrabooka Investments Limited
MOG	Moby Oil & Gas
MPO	Molopo Australia Limited
MNY	Money3 Corporation Limited
MYF	Myer Group Finance Limited
NAE	New Age Exploration
NEU	Neuren Pharmaceuticals
NHM	New Holland Mining
NCM	Newcrest Mining Limited
OMP	OAMPS Limited
OFG	Over Fifty Group Limited
ORI	Orica Limited
OXR	Oxiana Limited
PBB	Pacifica Group Limited
PEK	Peak Resources Limited
PSH	Penrice Soda Holdings
PPS	Praemium Limited
PLF	Primelife Corporation Limited
PME	Pro Medicus Limited
PHA	Public Holdings Australia Limited
QUR	Quantum Reources Limited
RAB	Rabinov Diversified Property Trust
RRL	Regis Resources Limited
RAU	Republic Gold Limited
SDI	SDI Limited
SIP	Sigma Pharmaceuticals Limited
SIU	Sirius Telecommunications Limited
SSX	Smorgon Steel Group Ltd
SBC	Southern Cross Broadcasting Australia Limited
SRZ	Stellar Reources Limited
SHE	Stonehenge Metals Limited
STV	Sunraysia Television Limited
SYB	Symbion Health
TAH	Tabcorp Holdings Limited
TMM	Tasmania Mines Limited
TLS	Telstra Corporation Limited
TRS	The Reject Shop Limited
UXC	UXC Limited
VGP	Verticon Group
VGH	Vision Group
VSL	Vision Systems Limited
WCB	Warrnambool Cheese & Butter Factory Co Holdings Limited
WLL	Wellcom Group
WSS	Working Systems Solutions